UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 6)



                    Arrow Automotive Industries, Inc.
                            (Name of Issuer)

                      Common Stock, $.10 par value
                     (Title of Class of Securities)

                                042727107
                             (CUSIP Number)

       Dana C. Blakslee, Burns & Levinson LLP, 125 Summer Street,
                     Boston, MA 02110 (617) 345-3468
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                               May 5, 1998
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box.
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CUSIP No.: 042727107

 1.  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Lawrence M. Levinson

 2.  Check the Appropriate Box if a Member of a Group (See  Instructions)

     (a)_______________________________________________________
     (b)_______________________________________________________

 3.  SEC Use Only _____________________________________________
_________________________________________________________________

 4.  Source of Funds (See Instructions): N/A

 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

 6.  Citizenship or Place of Organization:   United States

Number of         7.   Sole Voting Power:   8,000
Shares Bene-      8.   Shared Voting Power:   536,567
ficially by       9.   Sole Dispositive Power:   8,000
Owned by Each    10.   Shared Dispositive Power:  536,567
Reporting
Person With

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     544,567

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

13.  Percent of Class Represented by Amount in Row (11):  18.95%

14.  Type of Reporting Person (See Instructions):  IN

1.   SECURITY AND ISSUER.

     This statement relates to the common stock, $.10 par value (the "Common Stock"), of Arrow Automotive Industries, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Speen Street, Framingham, MA 01701.

2.   IDENTITY OF BACKGROUND.

     This statement is being filed by Lawrence M. Levinson, who resides at 75 Royce Road, Newton Centre, Massachusetts 02159. Mr. Levinson is an attorney and a partner in the law firm of Burns & Levinson LLP, and his business address is c/o Burns & Levinson LLP at 125 Summer Street, Boston, Massachusetts 02110. Mr. Levinson has not, during the past five years, been convicted in a criminal proceeding, nor, during the past five years, was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws. Mr. Levinson is a citizen of the United States.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

4.   PURPOSE OF TRANSACTION.

     As previously reported, Mr. Levinson was the beneficial owner of 840,988 shares of the Common Stock of the Issuer in his capacity as the sole Trustee under The Arrow Automotive Industries, Inc. Voting Trust Agreement dated March 28, 1990, as amended, between Mary S. Holzwasser and Mr. Levinson (the "Voting Trust Agreement"). The Voting Trust Agreement expired by its terms, and pursuant to the terms of such Voting Trust Agreement, the 840,988 shares of the Common Stock of the Issuer held by Mr. Levinson in his capacity as Trustee thereunder were transferred back to Mrs. Holzwasser, as the sole beneficiary under the Voting Trust Agreement, on May 5, 1998.


5.   INTEREST IN SECURITIES OF THE ISSUER.

     Mr. Levinson is the record and beneficial owner of 8,000 shares of Common Stock of the Issuer purchased on November 29, 1990.

     As previously reported in Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 8, 1992, Mr. Levinson beneficially owns 526,567 shares of the Common Stock of the Issuer held by the Trust u/w/o Albert S. Holzwasser (the "Holzwasser Trust"), of which he is one of three Trustees. The Trustees of the Holzwasser Trust, acting by majority vote, have voting and dispositive power with respect to the shares subject thereto. The other Trustees of the Holzwasser Trust are Mary S. Holzwasser of 25 Wachusett Road, Newton, Massachusetts and Joseph Segal of 68 Craftsland Road, Chestnut Hill, Massachusetts. Mrs. Holzwasser is currently a private investor and a Director of the Issuer. Mr. Segal is currently an independent public accountant. To the best of Mr. Levinson's knowledge, neither Mrs. Holzwasser nor Mr. Segal have, during the past five years, been convicted in a criminal proceeding, nor, during the past five years, were either of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws. Both Mrs. Holzwasser and Mr. Segal are citizens of the United States.

     As previously reported in Amendment No. 5 to Schedule 13D filed with the Securities Exchange Commission on December 29, 1995, Mr. Levinson also beneficially owns 10,000 shares of the Common Stock of the Issuer held by the Mary S. Holzwasser Charitable Trust (the "Charitable Trust") under a Declaration of Trust dated August 23, 1979, of which Mr. Levinson is a co-Trustee with Mary S. Holzwasser. Mr. Levinson and Ms. Holzwasser, as co-Trustees, have voting and dispositive power with respect to the shares subject to the Charitable Trust.

     Accordingly, Mr. Levinson is the beneficial owner of 544,567 shares of Common Stock in the aggregate, which represents 18.95% of the total number of shares of Common Stock outstanding. Except as described herein, Mr. Levinson has not engaged in any transactions involving the Common Stock of the Issuer during the past 60 days, either individually or in his capacity as a Trustee under the Holzwasser Trust, the Voting Trust Agreement or the Charitable Trust.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Holzwasser Trust provides that the three trustees thereof, acting by majority vote, have voting and dispositive power with respect to the 526,527 shares subject thereto. As discussed above, the Trustees of the Holzwasser Trust are Mr. Levinson, Mary S. Holzwasser and Joseph Segal. The principal beneficial interest in this trust is held by Mary S. Holzwasser, during her lifetime, and thereafter by Harry A. Holzwasser, Mary Sue Rosenthal and Jo-Ann Cohn.

     The Charitable Trust provides that Mr. Levinson and Mrs. Holzwasser, as co-Trustees, have voting and dispositive power with respect to the 10,000 shares subject to the Charitable Trust.



7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                             SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 7, 1998               /S/ LAWRENCE M. LEVINSON
                                       Lawrence M. Levinson